SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2009
FINANCIAL AND OPERATING REPORT

Mexico City, April 28, 2009 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2009.

  In the first quarter of 2009 América Móvil added 3.9 million subscribers bringing to 186.6 million our wireless subscriber base. Our Mexican operations gained 1.2 million subscribers in the quarter, followed by Brazil, with 855 thousand, Tracfone in the US with 567 thousand and Argentina with 436 thousand.

  Together with 3.8 million landlines in Central America and the Caribbean we had a total of 190.4 million lines in the Americas.

  First quarter revenues totaled 93.8 billion pesos, up 15.4% year-on-year, with service revenues rising 18.5% supported by data revenues and continued inroads in the postpaid market. Data has increased its share of service revenues since the introduction of 3G services.

  At 38.3 billion pesos, EBITDA was 12.9% higher year-on-year. The EBITDA margin, at 40.8%, was just slightly lower than in the same period of 2008. Operating profits reached 26.9 billion pesos. They were up 13.2% over the previous year, as depreciation and amortization charges fell relative to revenues.

  Our comprehensive financing costs came down by 6.1% on lower rates and net debt. Together with the increase in our operating profits, this reduction helped bring about an 18.7% increase in our net income to 16.4 billion pesos. That was equivalent to 49 peso cents per share and 70 dollar cents per ADR.

  Our net debt came down by 8.9 billion pesos in the quarter to 112 billion pesos in March. Our capital expenditures came in at 10.6 billion pesos and our share buybacks at 6.0 billion pesos—similar to the amount realized a year before—for an aggregate amount of 16.6 billion pesos.

América Móvil Fundamentals

Mexican Pesos

	1Q09	1Q08	Var. %

EPS (Mex$)*	0.49	0.40	24.8%
Earning per ADR (US$)**	0.70	0.74	-4.9%
Net Income (millions of Mex$ )	16,350	13,776	18.7%
EBITDA (millions of Mex$)	38,322	33,943	12.9%
EBIT (millions of Mex$)	26,899	23,766	13.2%

Shares Outstanding (billion)	33.09	34.79	-4.9%
ADRs Outstanding (millions)	620	729	-15.1%

* Net Income / Total Shares outstanding ** 20 shares per ADR

Relevant Events

In March, we officially launched operations in Panama under the brand Claro. We are now offering GSM/UMTS services nationwide in that country.

In April, we issued a bond in the Chilean market for UF 4,000,000 (USD 145 million equivalent) with a yield of 3.31% and a maturity of 5 years. América Móvil is the first foreign issuer to place a bond in the local Chilean market.

We have agreed with the China Development Bank (CDB) to subscribe today a loan agreement in the amount of one billion dollars. The facility has a 10-year tenor and will be utilized to finance the acquisition of network equipment. This is the largest transaction to date between a Chinese bank and a Mexican entity.

América Móvil's Subsidiaries & Affiliates as of March 2009

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	Claro	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	100.0%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.4%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
- Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Jamaica	Claro	wireless	100.0%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
- Panama	Claro	wireless	100.0%	Global Consolidation Method
- Paraguay	Claro	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	Claro	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Televista	other	45.0%	Equity Method

Subscribers

América Móvil added 3.9 million subscribers in the first quarter of 2009 to finish the period with 186.6 million clients, 17.2% more than a year before. Tracfone, in the U.S., together with Ecuador, Chile, Paraguay, Nicaragua and the Caribbean, all recorded higher subscriber gains as compared to last year, in spite of higher penetration levels and the economic downturn that to date has been particularly severe in the U.S.

Mexico led the way in terms of net additions with 1.2 million followed by Brazil with 855 thousand and Tracfone with 567 thousand adds. Argentina came in fourth with 436 thousand while Ecuador and Peru each added 309 thousand subscribers. In Colombia, although we registered good gross additions, our subscriber base came down by 440 thousand subs as a result of a clean-up.

As of March, we had a total of 57.5 million subscribers in Mexico, 39.6 million in Brazil, 26.9 million in Colombia and 15.8 million in Argentina. Amongst the large Latin-American countries, Brazil grew the fastest in relative terms, 27.0% year-on-year, with Mexico and Argentina growing at a similar pace (12%). The most dynamic growth was observed in the Caribbean, where our wireless subscriber base expanded by 44% year-on-year.

Wireless penetration is estimated to have reached 84% in our region of operations (excluding the U.S.) at the end of March. Argentina has the highest penetration in the Americas, with 115%.

Subscribers as of March 2009

Thousands

	Total(1)

Country	Mar'09	Dec'08	Var.%	Mar'08	Var.%

Mexico	57,533	56,371	2.1%	51,540	11.6%
Brazil	39,587	38,731	2.2%	31,182	27.0%
Chile	3,080	3,002	2.6%	2,703	13.9%
Argentina, Paraguay and Uruguay	17,066	16,589	2.9%	15,267	11.8%
Colombia	26,949	27,390	-1.6%	23,129	16.5%
Ecuador	8,613	8,304	3.7%	7,194	19.7%
Peru	7,487	7,178	4.3%	6,010	24.6%
Central America	9,216	9,158	0.6%	8,570	7.5%
Caribe	5,296	4,809	10.1%	3,679	44.0%
USA	11,759	11,192	5.1%	9,895	18.8%

Total Wireless	186,586	182,724	2.1%	159,168	17.2%

Central America	2,251	2,240	0.5%	2,212	1.8%
Caribe	1,590	1,605	-0.9%	1,647	-3.5%

Total Fixed	3,841	3,844	-0.1%	3,859	-0.5%

Total Lines	190,427	186,568	2.1%	163,027	16.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions. * Includes Panama

América Móvil Consolidated Results

With the U.S. and Mexico clearly in the midst of an economic recession and South America seemingly headed in the same direction, albeit with a lag in relation to its North American peers, América Móvil posted solid revenue and EBITDA growth in the first quarter of 2009, with service revenues strongly supported by data proceeds and EBITDA helped by the deceleration of subscriber growth in major markets. The Mexican peso fell vis-à-vis all other currencies in our region of operations, which explains part of the growth in the consolidated Mexican peso figures.

Service revenues were up 18.5% year-on-year, to 84.2 billion pesos, while equipment revenues were down 6.3%, with the aggregate revenues reaching 93.8 billion pesos, 15.4% more than a year before. Data revenues expanded by 47.2% in the period, mostly on the back of 3G services, propping up ARPUs in several countries, whereas equipment revenues were down partly on account of the slower pace of subscriber growth in most major operations.

Operating profits totaled 26.9 billion pesos, 13.2% more than a year before, as depreciation and amortization charges declined from 14.3% to 13.6% of service revenues and EBITDA rose 12.9%, to 38.3 billion pesos. The EBITDA margin, at 40.8%, was just slightly lower than in the same period of 2008, having risen significantly in Mexico (3.4 percentage points) and the Andean countries.

Our comprehensive financing costs came down by 6.1% year-on-year as net interest expenses fell on lower interest rates and net debt, and non-interest financial costs—mostly those arising from foreign exchange exposure and its hedging—remained flat.

Net profits increased by 18.7% from a year before, to 16.4 billion pesos. They now represent 49 peso cents per share and 70 dollar cents per ADR.

America Movil's Income Statement

Millions of MxP

	1Q09	1Q08	Var.%

Service Revenues	84,247	71,101	18.5%
Equipment Revenues	9,588	10,228	-6.3%

Total Revenues	93,834	81,329	15.4%

Cost of Service	20,637	16,733	23.3%
Cost of Equipment	17,474	16,585	5.4%
Selling, General & Administrative Expenses	17,402	14,069	23.7%

Total Costs and Expenses	55,513	47,386	17.1%

EBITDA	38,322	33,943	12.9%
% of Total Revenues	40.8%	41.7%

Depreciation & Amortization	11,423	10,176	12.3%

EBIT	26,899	23,766	13.2%
% of Total Revenues	28.7%	29.2%

Net Interest Expense	1,659	1,869	-11.2%
Other Financial Expenses	-693	1,735	-139.9%
Foreign Exchange Loss	2,083	-357	n.m.

Comprehensive Financing Cost (Income)	3,049	3,247	-6.1%

Other Income and Expenses	820	402	104.1%
Income & Deferred Taxes	6,719	6,320	6.3%

Net Income before Minority Interest and Equity	16,309	13,797	18.2%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	60	16	268.5%
Minority Interest	-19	-37	48.3%

Net Income	16,350	13,776	18.7%

n.m. Not meaningful

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Mexican Pesos

	Mar '09	Dec '08	Var.%		Mar '09	Dec '08	Var.%

Current Assets				Current Liabilities
Cash & Securities	7,779	22,092	-64.8%	Short Term Debt**	19,863	26,731	-25.7%
Accounts Receivable	46,391	55,896	-17.0%	Accounts Payable	83,093	90,867	-8.6%
Other Current Assets	7,891	3,693	113.7%	Other Current Liabilities	28,556	30,197	-5.4%

Inventories	25,129	31,805	-21.0%		131,512	147,796	-11.0%

	87,190	113,486	-23.2%

Long-Term Assets
Plant & Equipment	215,596	209,897	2.7%
Investments in Affiliates	872	790	10.5%	Long-Term Liabilities
				Long Term Debt	100,364	116,755	-14.0%
Deferred Assets				Other Liabilities	27,706	25,980	6.6%

Goodwill (Net)	44,501	44,696	-0.4%		128,070	142,735	-10.3%
Brands, Patents & Licenses	48,077	48,110	-0.1%
Deferred Assets	16,402	18,477	-11.2%	Shareholder's Equity	153,057	144,925	5.6%

Total Assets	412,639	435,455	-5.2%	Total Liabilities and Equity	412,639	435,455	-5.2%

* This presentation conforms with that of América Móvil's audited financial statements ** Includes current portion of Long Term Debt

Our net debt came down by 8.9 billion pesos in the quarter to 112 billion pesos in March. The reduction was even greater in cash flow terms, if one considers that the depreciation of the Mexican peso in the quarter resulted in an increase in the peso value of the dollar-denominated debt. Our capital expenditures came in at 10.6 billion pesos and our share buybacks at 6.0 billion pesos—similar to the amount realized a year before—for an aggregate amount of 16.6 billion pesos.

In the quarter we reduced by 1.35 billion dollars the amount outstanding under a two billion dollar revolving line of credit committed through April 2011. We can draw down the line any time we wish through its maturity date. Altogether, the amount available to us at present under this revolving line and other committed lines of credit—including the one to be subscribed today with the China Development Bank—is 3.55 billion dollars. A part of the amount outstanding under such lines is immediately available; another part is to be disbursed as we pay vendors for the network equipment we acquire for our investment program.

Financial Debt of América Móvil*

Millions of U.S. Dollars

	Mar-09	Dec-08

Peso Denominated Debt	2,374	2,633
Bonds and other securities	2,060	2,301
Banks and others	314	332
U.S. Dollar - denominated debt	4,452	6,400
Bonds and other securities	3,236	3,793
Banks and others	1,217	2,607
Debt denominated in other currencies	1,563	1,627
Bonds and other securities	543	601
Banks and others	1,019	1,026

Total Debt	8,389	10,660
Short term debt and current portion of long-term debt	1,386	1,974
Long-term debt	7,003	8,686

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

We added 1.2 million subscribers in the first quarter and ended March with 57.5 million subscribers, 11.6% more than in the prior year. Our postpaid subscriber base grew more rapidly, at a pace of 15.9% year-on-year.

The quarter’s revenues came in at 33.6 billion Mexican pesos and were 4.3% higher than in the year-earlier quarter. Service revenues grew almost twice as fast (8.3%) helped by data revenues. ARPU was down from a year before to 168 pesos, with MOUs reaching 185, up 8.2% annually, buoyed by lower prices per minute of voice. They were down 11.4% in peso terms in the period. Our prices per minute of voice averaged five dollar-cents in the quarter, the same as in the U.S (see Merrill Lynch’s Wireless Matrix, 1Q09), and ranked as one of the lowest in the OECD.

With slower subscriber growth and strict cost controls, Telcel’s EBITDA margin climbed 3.4 percentage points from the year earlier quarter to reach 55.5% of revenues. Overall, EBITDA expanded 11.1% year-on-year.

The investments we have made in Mexico have been key to our maintaining the loyalty of our subscribers and have helped us attract many more and increase our share of the postpaid market, which today is only 46.3% . They allowed us to broaden our coverage so that we can offer voice communications to more than 96% of the Mexican population. Our GSM networks are up and running in every town with more than five thousand inhabitants, but in addition to these we cover 178 thousand smaller rural communities. On the other hand, those investments have helped us expand the capacity of our networks and have thus enabled us to keep lowering prices per minute of voice, which as mentioned above already rank as one of the lowest within the OECD. And they led to our incorporation of the latest 3G cellular technology which has made it possible for many Mexicans—and will make it for many more over time—to access (through wireless devices) broadband services and a variety of applications that, for many, were not previously available.

Subscribers have a stated preference for superior coverage and overall quality of service. This performance has been reflected in the fact that since number portability was introduced in July 2008, Telcel has been the only operator to register net subscriber gains.

INCOME STATEMENT
Mexico
Millions of MxP

	1Q09	1Q08	Var.%

Revenues	33,569	32,182	4.3%

EBITDA	18,631	16,770	11.1%
% total revenues	55.5%	52.1%

EBIT	16,370	14,711	11.3%
%	48.8%	45.7%

Mexico Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	57,533	51,540	11.6%
Postpaid	4,346	3,749	15.9%
Prepaid	53,187	47,791	11.3%
MOU	185	171	8.2%
ARPU (MxP)	168	174	-3.4%
Churn (%)	3.1%	3.4%	(0.2)

Argentina, Paraguay & Uruguay

Although Argentina and Uruguay have the highest wireless penetration rates in the Americas (estimated to be 115% and 111% in March) we nonetheless registered solid subscriber growth during the quarter. With 478 thousand subscriber gains, our combined subscriber base in Argentina, Paraguay and Uruguay topped 17.1 million at the end of the period, for an 11.8% increase over the previous year. Our postpaid subscriber base increased twice as fast (24.2%) .

Our revenues were up 17.4% from the year-earlier quarter, to 2 billion Argentinean pesos, with service revenues expanding 19.9% . Data continued to grow rapidly—49.6% year-on-year—and now accounts for 34.4% of service revenues, almost seven percentage points more than in the first quarter of 2008 thanks to our 3G services. ARPU was up 6.8% in the period driven by data revenues and a 12% increase in MOUs. The latter was brought about in part by a 4.6% decline in the average price per minute of voice.

EBITDA rose 20.7% year on year to 637 million Argentinean pesos, as the EBITDA margin held up at 32.4% of revenues, somewhat higher than a year before.

INCOME STATEMENT
Argentina, Uruguay & Paraguay
Millions of ARP

	1Q09	1Q08	Var.%

Revenues	1,965	1,673	17.4%

EBITDA	637	528	20.7%
% total revenues	32.4%	31.6%

EBIT	506	408	24.0%
%	25.7%	24.4%

Argentina, Uruguay & Paraguay Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	17,066	15,267	11.8%
Postpaid	2,205	1,775	24.2%
Prepaid	14,862	13,492	10.1%
MOU	134	119	12.0%
ARPU (ARP)	34	32	6.8%
Churn (%)	2.2%	2.3%	(0.1)

Brazil

Claro’s subscriber base grew 27.0% year-on-year to finish March with nearly 40 million clients, having added 855 thousand clients in the first quarter. Our postpaid subscriber base continued to outpace the prepaid one. The share of postpaid subscribers has increased from 16.4% to 20.6% in three years on the back of improved coverage and quality of service and the incorporation of 3G services.

Total revenues increased by 5.8% year-on-year to 2.8 billion reais, with service revenues expanding 9.6% . Although down 22.2% from a year before, the average revenue per minute of voice actually rose in the first quarter. MOUs were up 5.4% from a year before to 85 minutes per subscriber. Data-based revenues, which have been rising rapidly—70.9% year-on-year—now represent 11.1% of service revenues, from just over 7.1% a year ago. All the improvements in data revenues come from wireless broadband accesses and other value-added applications.

EBITDA came in at 716 million reais, 9.1% below that of the same period of last year on account of higher subscriber acquisition costs resulting from our inroads in the postpaid market and greater handset costs in local currency terms given the movements in the currency. In fact, the EBITDA minus subscriber acquisition costs actually increased year-on-year. Relative to revenues the EBITDA margin stood at 25.6%, and was down 4.2 percentage points from the year-earlier quarter.

INCOME STATEMENT
Brazil
Millions of BrL

	1Q09	1Q08	Var.%

Revenues	2,798	2,645	5.8%

EBITDA	716	788	-9.1%
% total revenues	25.6%	29.8%

EBIT	280	252	11.3%
%	10.0%	9.5%

Brazil Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	39,587	31,182	27.0%
Postpaid	8,148	5,992	36.0%
Prepaid	31,439	25,190	24.8%
MOU	85	81	5.4%
ARPU (BrL)	23	26	-14.3%
Churn (%)	2.5%	2.8%	(0.3)

Chile

We ended March with 3.1 million wireless subscribers after adding 78 thousand million clients in the first three months of the year. Claro’s subscriber base was up 13.9% as compared to the prior year.

Revenues totaled 67 billion Chilean pesos, 8.4% over the year-earlier quarter. Data was the most dynamic component of service revenues rising 74.9% year-on-year. ARPU was down 8.5% as the increase in MOU (18.4%) was not enough to offset the 25.4% decline of the average revenue per minute.

Our EBITDA, 1.5 billion Chilean pesos, was up 1.5% in annual terms. The EBITDA margin was equivalent to 2.2% of revenues, similar to the one seen a year before.

INCOME STATEMENT
Chile
Millions of ChP

	1Q09	1Q08	Var.%

Revenues	66,973	61,803	8.4%

EBITDA	1,466	1,444	1.5%
% total revenues	2.2%	2.3%

EBIT	-8,567	-7,615	-12.5%
%	-12.8%	-12.3%

Chile Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	3,080	2,703	13.9%
Postpaid	400	375	6.8%
Prepaid	2,679	2,329	15.1%
MOU	143	121	18.4%
ARPU (ChP)	6,324	6,910	-8.5%
Churn (%)	3.5%	3.5%	0.0

Colombia

Following a period of very rapid subscriber growth, we disconnected in the first quarter low-ussage subscribers. This led to a net reduction of 440 thousand subscribers in the quarter. In terms in gross additions, albeit lower than last year’s, we continued to observe good traction. At the end of March, we had 26.9 million subscribers, 16.5% more than a year before.

First quarter revenues of 1.5 trillion Colombian pesos were 13.6% higher than in the same period of 2008 backed by service revenue growth of 15.6% . Data revenues continued to expand briskly—63.6% year-on-year—resulting in an increase in the share of data revenues. There was certain decline in the number of SMS per subscriber but broadband services and 3G applications had been ramping up boosting the data-only ARPU by 35.6% on an annual basis. Overall ARPU was down 4.6% year-on-year in spite of a strong surge in MOUs (amongst the highest of the region), because the latter was not sufficient to offset a reduction in the average price per minute of voice.

The first quarter’s EBITDA, 748 billion Colombian pesos, was up 16.0% on the year-earlier quarter. The EBITDA margin stood at 49.3%, 100 basis points higher than a year before.

INCOME STATEMENT
Colombia
Billions of COP

	1Q09	1Q08	Var.%

Revenues	1,517	1,335	13.6%

EBITDA	748	645	16.0%
% total revenues	49.3%	48.3%

EBIT	578	415	39.3%
%	38.1%	31.1%

Colombia Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	26,949	23,129	16.5%
Postpaid	3,699	3,352	10.4%
Prepaid	23,250	19,778	17.6%
MOU	162	144	12.3%
ARPU (COP)	16,677	17,484	-4.6%
Churn (%)	3.4%	2.7%	0.7

Ecuador

We added 309 thousand new subscribers in the first quarter of the year—almost 20% more than in the same period of 2008—bringing our subscriber base to 8.6 million, also 20% higher than a year before. Penetration in Ecuador is estimated to have reached 91% in March.

First quarter revenues increased 18.1% year-on-year to 282 million dollars, with service revenues rising 22.5% . ARPUs were up 2.3% over the year-earlier quarter as the 6.6% decline in prices per minute was more than compensated by additional traffic (MOUs climbed 12.6% in the period).

EBITDA totaled 134 million dollars, having jumped 26.9% from a year before. At 47.5% of revenues, the EBITDA margin was 3.3 percentage points higher despite the fast pace of subscriber growth.

INCOME STATEMENT
Ecuador
Millions of Dollars

	1Q09	1Q08	Var.%

Revenues	282	238	18.1%

EBITDA	134	106	26.9%
% total revenues	47.5%	44.2%

EBIT	107	85	26.1%
%	37.9%	35.5%

Ecuador Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	8,613	7,194	19.7%
Postpaid	964	805	19.7%
Prepaid	7,649	6,389	19.7%
MOU	83	74	12.6%
ARPU (US$)	9	9	2.3%
Churn (%)	1.4%	2.7%	(1.3)

Peru

After adding 309 thousand subscribers in the quarter we ended March with 7.5 million clients, 24.6% more than in the same period of 2008. Our postpaid subscriber base grew almost twice as fast as the prepaid one.

Revenues reached 555 million soles in the first three months of the year. They were up 15.9% year-on-year on the back of service revenues that jumped 20.3%, with data revenues expanding 26.5% . The average price per minute of voice came down 30.6% with respect to the year-earlier quarter, bringing about a 35% increase in traffic per subscriber.

EBITDA expanded 43.0% relative to the same quarter of last year to 186 million soles. Our EBITDA margin for the period, 33.5%, climbed 6.4 percentage points from a year before on lower subscriber acquisition costs per gross add.

INCOME STATEMENT
Peru
Millions of Soles

	1Q09	1Q08	Var.%

Revenues	555	479	15.9%

EBITDA	186	130	43.0%
% total revenues	33.5%	27.1%

EBIT	140	80	73.6%
%	25.1%	16.8%

Peru Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	7,487	6,010	24.6%
Postpaid	833	586	42.2%
Prepaid	6,654	5,424	22.7%
MOU	112	83	34.8%
ARPU (Sol)	21	22	-6.0%
Churn (%)	3.3%	2.6%	0.6

Central America

In the first quarter we obtained 58 thousand subscribers in Central America and our combined wireless subscriber base reached 9.2 million clients. In addition to 2.3 million landlines in the region, we had a total of 11.5 million lines in the region.

Altogether, our operations generated revenues of 334 million dollars. EBITDA totaled 145 million dollars, an amount equivalent to 43.5% of revenues.

INCOME STATEMENT
Central America Consolidated
Millions of Dollars

	1Q09	1Q08	Var.%

Revenues	334	366	-8.8%

EBITDA	145	179	-18.7%
% total revenues	43.5%	48.8%

EBIT	74	110	-33.0%
%	22.1%	30.0%

Central America Operating Data

	1Q09*	1Q08	Var.%

Wireless Subscribers (thousands)	9,213	8,570	7.5%
Postpaid	436	417	4.6%
Prepaid	8,777	8,153	7.7%
Fixed Lines (thousands)	2,251	2,212	1.8%
Total Lines (Wireless + Fixed, 000's)	11,463	10,781	6.3%
MOU	106	122	-12.8%
ARPU (US$)	6	7	-20.1%
Churn (%)	2.2%	1.6%	0.5

* Does not include Panama

Caribbean

We saw a remarkable increase in net subscriber additions in the quarter; at 487 thousand, they were 2.6 times higher than those of the first quarter of 2008. Our wireless subscriber base in the islands reached 5.3 million by the end of the period, up 44.0% over the previous year and 10.1% on the quarter. Prepaid subscriber growth has outpaced postpaid growth, especially in Puerto Rico where prepaid was practically nil at the time we took over that operation. Dominicana showed the fastest rate of subscriber growth (50.6%) amongst our operations. Together with 1.6 million fixed lines, we had a total of 6.9 million lines in the Caribbean.

First quarter revenues of 527 million dollars were down 3.6% year-on-year. Although wireless service revenues increased 9.1% in the period it was not enough to compensate for the contraction of fixed line revenues. Wireless data revenues increased 59.3% in the period.

EBITDA of 167 million dollars was down 26.2% relative to the previous year, mostly on account of greater subscriber acquisition costs.

Caribbean Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	5,296	3,679	44.0%
Postpaid	977	851	14.9%
Prepaid	4,319	2,828	52.7%
Fixed Lines (thousands)	1,590	1,647	-3.5%
Total Lines (Wireless + Fixed, 000's)	6,886	5,326	29.3%
MOU	237	282	-15.9%
ARPU (US$)	14	17	-21.9%
Churn (%)	3.9%	3.8%	0.1

INCOME STATEMENT
Caribbean Consolidated
Millions of Dollars

	1Q09	1Q08	Var.%

Revenues	527	546	-3.6%

EBITDA	167	226	-26.2%
% total revenues	31.7%	41.4%

EBIT	75	138	-45.9%
%	14.2%	25.3%

United States

In spite of the economic downturn in the U.S., Tracfone added 567 thousand clients in the period—48.8% more than in the same period of last year—to finish March with 11.8 million subscribers, 18.8% more than a year ago and 5.1% over the previous quarter.

First quarter revenues rose 6.8% in relation to the year-earlier quarter, with service revenues growing somewhat faster (7.1%) . ARPUs fell 9.5% bogged down by a similar reduction in the average price per minute, but the average cost per minute (airtime is bought from various carriers) declined by 13.6% .

EBITDA totaled 74 million dollars, just slightly less than a year before on account of the faster pace of subscriber growth. In the absence of subscriber acquisitions costs, it would have risen 15% year-on-year.

INCOME STATEMENT
United States
Millions of Dollars

	1Q09	1Q08	Var.%

Revenues	381	356	6.8%

EBITDA	74	76	-2.0%
% total revenues	19.5%	21.3%

EBIT	67	69	-3.1%
%	17.7%	19.5%

United States Operating Data

	1Q09	1Q08	Var.%

Wireless Subscribers (thousands)	11,759	9,895	18.8%
MOU	74	77	-3.7%
ARPU (US$)	10	11	-9.5%
Churn (%)	4.0%	3.5%	0.6

Exchange Rates

	1Q09	1Q08	Var.%

Mexico
EoP	14.33	10.70	34.0%
Average	14.12	10.76	31.3%

Brazil
EoP	2.32	1.75	32.4%
Average	2.23	1.73	29.1%

Argentina
EoP	3.72	3.17	17.4%
Average	3.49	3.16	10.3%

Chile
EoP	583	438	33.3%
Average	607	452	34.1%

Colombia
EoP	2,561	1,822	40.6%
Average	2,412	1,868	29.1%

Guatemala
EoP	8.11	7.61	6.5%
Average	7.95	7.70	3.3%

Honduras
EoP	19.03	19.03	0.0%
Average	19.03	19.03	0.0%

Nicaragua
EoP	20.09	19.13	5.0%
Average	19.97	19.06	4.8%

Peru
EoP	3.16	2.75	15.1%
Average	3.14	2.86	10.0%

Paraguay
EoP	5,100	4,380	16.4%
Average	5,062	4,557	11.1%

Uruguay
EoP	24.07	20.35	18.3%
Average	22.40	20.74	8.0%

Dominican
EoP	35.97	34.08	5.5%
Average	34.00	34.07	-0.2%

Jamaica
EoP	88.82	71.60	24.0%
Average	84.99	71.29	19.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer